Exhibit 99.1

Sogou Announces First Quarter 2019 Results

BEIJING, China, April 29, 2019 — Sogou Inc. (NYSE: SOGO) (“Sogou” or “the Company”), an innovator in search and a leader in China’s internet industry, today announced its unaudited financial results for the first quarter ended March 31, 2019.

First Quarter 2019 Highlights

•                      Total revenues1 were $252.7 million, a 2% increase year-over-year.

•                      Net loss attributable to Sogou Inc. was $3.9 million. Non-GAAP2 net loss attributable to Sogou Inc. was $2.7 million.

•                      Sogou Mobile Keyboard had 443 million DAUs (daily average users), up 23% year-over-year. As China’s largest voice app, it processed up to 600 million daily voice requests.

“Our core search business recorded steady growth in the first quarter of 2019, with revenue growth outpacing the industry average,” said Xiaochuan Wang, CEO of Sogou. “During the quarter, we delivered a more efficient search experience to users by leveraging high-quality content and intelligent Q&A capabilities. Building on increasing synergies with search, we also improved the mobile keyboard’s content and service distribution capabilities.”

Mr. Wang added, “Advancing language-centric AI enables us to build on our leadership position in voice, computer vision, machine translation and Q&A technologies. During the quarter, we launched a new generation of Vocational Avatars and enhanced our AI News Anchor. We also accelerated the product development process for our AI-enabled hardware business and launched a new smart recorder. We look forward to driving AI innovation through the course of 2019.”

Joe Zhou, CFO of Sogou, said, “Better-than-expected performance of our core search business enabled us to exceed the top end of our revenue guidance in the first quarter of 2019. During the quarter, we continued to accelerate the growth of our organic traffic and implemented initiatives that improved the monetization of our search platform. We believe that these trends, combined with a greater focus on execution and efficiency, will position us for solid results in the quarters ahead.”

First Quarter 2019 Financial Results

Total revenues were $252.7 million, a 2% increase year-over-year.

•                      Search and search-related revenues were $234.2 million, a 6% increase year-over-year. The increase was primarily due to growth in auction-based pay-for-click services. Auction-based pay-for-click services accounted for 87.2% of search and search-related revenues, compared to 82.6% in the corresponding period in 2018.

•                      Other revenues were $18.5 million, a 34% decrease year-over-year. The decrease was primarily due to lower sales of smart hardware products as a result of the Company’s continued efforts to upgrade its smart hardware strategy.

Cost of revenues was $184.7 million, a 20% increase year-over-year. Traffic acquisition cost, a primary driver of cost of revenues, was $143.1 million, a 28% increase year-over-year, representing 56.6% of total revenues, compared to 45.1% in the corresponding period in 2018. The increase was driven by price inflation.

Gross profit and non-GAAP gross profit were $68.1 million, a 28% decrease year-over-year.

Total operating expenses were $80.0 million, largely flat year-over-year.

•                      Research and development expenses were $41.0 million, a 12% decrease year-over-year, representing 16.2% of total revenues, compared to 18.8% in the corresponding period in 2018. The decrease was primarily due to a decrease in personnel-related expenses.

•                      Sales and marketing expenses were $29.2 million, an 8% increase year-over-year, representing 11.6% of total revenues, compared to 10.9% in the corresponding period in 2018. The increase was primarily attributable to an increase in personnel-related expenses.

•                      General and administrative expenses were $9.8 million, a 53% increase year-over-year, representing 3.9% of total revenues, compared to 2.6% in the corresponding period in 2018. The increase was primarily due to an increase in expenses related to the Company’s non-core businesses.

Operating loss was $12.0 million, compared to operating income of $14.3 million in the corresponding period in 2018. Non-GAAP operating loss was $10.8 million, compared to non-GAAP operating income of $18.5 million in the corresponding period in 2018.

Other income, net was $8.7 million, compared to $4.4 million in the corresponding period in 2018. The increase was primarily due to an increase in gain from short-term investments.

Income tax benefit was $0.2 million, compared to income tax expense of $2.1 million in the corresponding period of 2018.

Net loss attributable to Sogou Inc. was $3.9 million, compared to net income of $15.3 million in the corresponding period in 2018. Non-GAAP net loss attributable to Sogou Inc. was $2.7 million, compared to net income of $19.6 million in the corresponding period in 2018.

Basic and diluted loss per ADS were $0.01. Non-GAAP basic and diluted loss per ADS were $0.01.

As of March 31, 2019, the Company had cash and cash equivalents and short-term investments of $1.1 billion, compared with $1.0 billion as of December 31, 2018. Net operating cash inflow for the first quarter of 2019 was $91.7million. Capital expenditures for the first quarter of 2019 were $9.1million.

1 On a constant currency (non-GAAP) basis, if the exchange rate in the first quarter of 2019 had been the same as it was in the first quarter of 2018, or RMB 6.36=$1.00, total revenues in the first quarter of 2019 would have been 267.8 million, or $15.1 million more than GAAP total revenues, and up 8% year-over-year.

2 Non-GAAP results exclude share-based compensation expense. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Business Outlook

For the second quarter of 2019, Sogou expects total revenues to be in the range $303 million to $313 million, representing a 1% to 4% increase year-over-year, or a 7 % to 11% increase year-over-year in RMB terms.

For the second quarter 2019 guidance, the Company has adopted a presumed exchange rate of RMB6.80 = $1.00, as compared with the actual exchange rate of approximately RMB6.38 = $1.00 for the second quarter of 2018, and RMB6.74 = $1.00 for the first quarter of 2019.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), Sogou’s management uses non-GAAP measures of gross profit, gross margin, and net income that are adjusted from results based on GAAP to exclude the impact of share-based awards. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sogou’s management believes that excluding share-based compensation expense is useful for management’s internal operating purposes and for investors. The amount of share-based compensation expense cannot be anticipated by management, and this is not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Sogou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense does not involve subsequent cash outflow, Sogou does not factor in this expense when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the Company’s monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on these non-GAAP financial measures that exclude share-based compensation expense.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sogou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, gross margin, and net income measures that exclude share-based compensation expense is that share-based compensation expense has been and is likely to continue to be a significant recurring expense in the Company’s business. In order to mitigate these limitations, the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sogou’s next quarterly earnings announcement. However, Sogou reserves the right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sogou’s and Sogou management’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates, and projections, which involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, intense competition in the market for search and search-related services; our need to continually innovate and adapt in order to grow our business; our reliance on Tencent platforms for a significant portion of our user traffic; and uncertainty regarding the extent and reach of PRC governmental regulation of sponsored search. Further information regarding these and other risks is included in Sogou’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the Securities and Exchange Commission on March 28, 2019, and other documents Sogou files with or submits to the Securities and Exchange Commission.

Conference Call and Webcast

Sogou’s management team will host a conference call at 7:30 am U.S. Eastern Time, (7:30 pm Beijing/Hong Kong time) on April 29, 2019, following this announcement of quarterly results.

The dial-in details for the live conference call are:

U.S. Toll Free:	+1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Hong Kong Local Toll:	+852-580-81995
International:	+1-412-317-6061
Passcode:	9791296

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the Sogou Inc. call and provide the passcode.

A replay of the conference call may be accessed by phone at the following number until May 6, 2019:

International:	+1-412-317-0088
Passcode:	10130428

A live webcast and archive of the conference call will be available on the Investor Relations section of Sogou’s website at http://ir.sogou.com.

About Sogou

Sogou Inc. (NYSE: SOGO) is an innovator in search and a leader in China’s internet industry. With a mission to make it easy to communicate and get information, Sogou has grown to become the second largest search engine by mobile queries and the fourth largest internet company by MAU in China. Sogou has a wide range of innovative products and services including the Sogou Input Method, which is the largest Chinese language input software for both mobile and PC. Sogou is also at the forefront of AI development and has made significant breakthroughs in voice and image technologies, machine translation, and Q&A, which have been successfully integrated into our products and services.

For investor enquiries, please contact:

Jessie Zheng

Sogou Investor Relations

Tel: +86 10 5689 8068

Email: ir@sogou-inc.com

For media enquiries, please contact:

Rachael Layfield

Brunswick Group

Tel: +86 10 5960-8600

Email: sogou@brunswickgroup.com

SOGOU INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended
	Mar. 31, 2019	Dec. 31, 2018	Mar. 31, 2018
Revenues:
Search and search-related advertising revenues	$234,177	$276,824	$220,374
Other revenues	18,545	20,967	28,010
Total revenues	252,722	297,791	248,384
Cost of revenues (1)	184,654	186,076	154,023
Gross profit	68,068	111,715	94,361
Operating expenses:
Research and development (1)	41,037	48,284	46,634
Sales and marketing (1)	29,196	41,677	27,060
General and administrative (1)	9,816	9,376	6,400
Total operating expenses	80,049	99,337	80,094
Operating (loss)/income	(11,981)	12,378	14,267
Interest income	1,371	1,075	3,467
Foreign currency exchange loss(2)	(2,196)	(266)	(4,666)
Other income, net	8,735	9,627	4,386
(Loss)/income before income tax expenses	(4,071)	22,814	17,454
Income tax (benefit)/expenses	(213)	(3,579)	2,144
Net (loss)/income	(3,858)	26,393	15,310
Net (loss)/income attributable to Sogou Inc.	$(3,858)	$26,393	$15,310
Net (loss)/income attributable to ordinary shareholders	$(3,858)	$26,393	$15,310
Weighted average number of ordinary shares outstanding—basic	391,379	390,065	386,840
Weighted average number of ordinary shares outstanding—diluted	391,379	395,074	395,698
Net (loss)/income per ordinary share—basic	$(0.01)	$0.07	$0.04
Net (loss)/income per ordinary share—diluted	$(0.01)	$0.07	$0.04
Net (loss)/income per ADS—basic	$(0.01)	$0.07	$0.04
Net (loss)/income per ADS—diluted	$(0.01)	$0.07	$0.04

(1) Share-based compensation expense included in:
Cost of revenues	$27	$(47)	$219
Research and development	858	482	3,186
Sales and marketing	168	174	353
General and administrative	141	140	521
	$1,194	$749	$4,279

(2) Foreign currency exchange loss, mainly arising from the Company’s cross-border RMB-denominated intragroup loans, is a result of appreciation of the RMB.

SOGOU INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Mar. 31, 2019	As of Dec. 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$263,017	$185,175
Short-term investments	849,447	851,327
Account and financing receivables, net	100,089	142,886
Prepaid and other current assets	33,500	40,122
Due from related parties	2,652	$2,608
Total current assets	1,248,705	1,222,118
Long-term investments, net	63,809	$63,305
Fixed assets, net	149,325	147,495
Goodwill	5,733	5,625
Intangible assets, net	1,421	1,349
Deferred tax assets, net	14,058	13,793
Other assets (1)	32,094	$9,159
Total assets	$1,515,145	1,462,844
LIABILITIES
Current liabilities:
Accounts payable	$175,862	$108,679
Accrued and other short term liabilities (1)	151,458	151,399
Receipts in advance	66,349	65,324
Accrued salary and benefits	21,424	32,079
Taxes payable	55,087	60,433
Due to related parties (1)	25,299	38,425
Total current liabilities	495,479	456,339
Long-term liabilities (1)	9,174	—
Total liabilities	$504,653	$456,339

SHAREHOLDERS’ EQUITY
Sogou Inc. shareholders’ equity	1,010,492	1,006,505
Total shareholders’ equity	1,010,492	1,006,505
Total liabilities and shareholders’ equity	$1,515,145	1,462,844

(1) The Company has adopted ASU No. 2016-02, ‘‘Leases” beginning January 1, 2019.  The only major impact of the standard is that assets and liabilities for leased office space with terms of more than 12 months are recognized beginning January 1, 2019. The impact as of March 31, 2019 is approximately $23.3 million for right-of-use assets, $11.8 million for current lease liabilities and $9.2 million for long-term lease liabilities.

SOGOU INC.

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Mar. 31, 2019			Three Months Ended Dec. 31, 2018			Three Months Ended Mar. 31, 2018
		Non-GAAP			Non-GAAP			Non-GAAP
	GAAP	Adjustments(1)	Non-GAAP	GAAP	Adjustments(1)	Non-GAAP	GAAP	Adjustments(1)	Non-GAAP
Gross profit	$68,068	$27	$68,095	$111,715	$(47)	$111,668	$94,361	$219	$94,580

Gross margin	27%		27%	38%		37%	38%		38%

Operating expenses	$80,049	$(1,167)	$78,882	$99,337	$(796)	$98,541	$80,094	$(4,060)	$76,034

Operating (loss)/income	$(11,981)	$1,194	$(10,787)	$12,378	$749	$13,127	$14,267	$4,279	$18,546

Operating margin	-5%		-4%	4%		4%	6%		7%

Income tax (benefit)/expenses	$(213)	$	$(213)	$(3,579)	$	$(3,579)	$2,144	$	$2,144

Net (loss)/income	$(3,858)	$1,194	$(2,664)	$26,393	$749	$27,142	$15,310	$4,279	$19,589

Net (loss)/income attributable to Sogou Inc.	$(3,858)	$1,194	$(2,664)	$26,393	$749	$27,142	$15,310	$4,279	$19,589

Net margin attributable to Sogou Inc.	-2%		-1%	9%		9%	6%		8%

(1) To exclude share-based compensation expense. This non-GAAP adjustment does not have an impact on income tax expense.

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